Exhibit 99.1

Independent auditor’s report

to the member of LANDVISION TECHNOLOGY LIMITED

(Incorporated in Hong Kong with limited liability)

Opinion

We have audited the financial statements of Landvision Technology Limited (the “Company”) set out on accompanying pages, which comprise the statement of financial position as at 31 December 2025, and the statement of profit or loss and other comprehensive income, the statement of changes in equity and the statement of cash flows for the year ended 31 December 2025, and notes to the financial statements, including material accounting policy information.

In our opinion, the financial statements give a true and fair view of the financial position of the Company as at 31 December 2025 and of its financial performance and its cash flows for the year then ended in accordance with IFRS Accounting Standards issued by International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the HKICPA’s Code of Ethics for Professional Accountants (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of the director for the financial statements

The director is responsible for the preparation of financial statements that give a true and fair view in accordance with IFRS Accounting Standards issued by the IASB and for such internal control as the director determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the director is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the director either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

-	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

-	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the director.

-	Conclude on the appropriateness of the director’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

-	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the director regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ ALAN CHAN & PARTNERS

ALAN CHAN & PARTNERS
Certified Public Accountants
Hong Kong, 11 June 2026
M&C/ACC/25-26

LANDVISION TECHNOLOGY LIMITED

Statement of profit or loss and other comprehensive income

For the year ended 31 December 2025

(Expressed in United States Dollars)

		2025	2024
	Note	US$	US$

Revenue	8	195,118,742	1,241,146
Cost of sales		(181,226,288)	(1,138,627)

		13,892,454	102,519
General administrative and operating expenses		(12,574,678)	(650,693)

Profit/(loss) before tax	9	1,317,776	(548,174)
Income tax expense	10	(41,773)	-

Profit/(loss) for the year and total comprehensive income/(expense) for the year		1,276,003	(548,174)

The accompanying notes form an integral part of the financial statements.

LANDVISION TECHNOLOGY LIMITED

Statement of financial position

As at 31 December 2025

(Expressed in United States Dollars)

		2025	2024
	Note	US$	US$

Non-current assets
Property, plant and equipment	11	2,299,417	1,128,511

Current assets
Inventories	12	51,243	348,562
Trade receivables	13	92,409	78,267
Trade deposit paid		89,607	118,463
Cash and cash equivalents	14	230,639	6,374

		463,898	551,666

Current liabilities
Trade payables	15	126,842	139,546
Trade deposit received		1,328,661	541,378
Amount due to shareholder	16	925,152	1,934,369
Tax payables		41,773	-

		2,422,428	2,615,293

Net current liabilities		(1,958,530)	(2,063,627)

Net assets/(liabilities)		340,887	(935,116)

Equity
Share capital	17	1,282	1,282
Reserves		339,605	(936,398)

Total equity		340,887	(935,116)

Approved for issue by the sole director on 11 June 2026.

/s/ HE Yun
HE Yun
Director

The accompanying notes form an integral part of the financial statements.

LANDVISION TECHNOLOGY LIMITED

Statement of changes in equity

For the year ended 31 December 2025

(Expressed in United States Dollars)

	Share capital	Accumulated losses	Total
	US$	US$	US$

At 1 January 2024	1,282	(388,224)	(386,942)

Loss for the year and total comprehensive expense for the year	-	(548,174)	(548,174)

At 31 December 2024 and 1 January 2025	1,282	(936,398)	(935,116)

Profit for the year and total comprehensive income for the year	-	1,276,003	1,276,003

At 31 December 2025	1,282	339,605	340,887

The accompanying notes form an integral part of the financial statements.

LANDVISION TECHNOLOGY LIMITED

Statement of cash flows

For the year ended 31 December 2025

(Expressed in United States Dollars)

	2025	2024
	US$	US$

Profit/(loss) before tax	1,317,776	(548,174)

Adjustment for non-operating and non-cash items:
Depreciation on property, plant and equipment	244,538	94,364

Changes in working capital:
Decrease/(increase) in inventories	297,319	(348,562)
Increase in trade receivables	(14,142)	(78,267)
Decrease/(increase) in trade deposit paid	28,856	(118,463)
Decrease in trade payables	(12,704)	(13,180)
Increase in trade deposit received	787,283	318,157

Cash flows generated from/(used in) operations	2,648,926	(694,125)

Income tax paid	-	-

Net cash flows generated from/(used in) operating activities	2,648,926	(694,125)

Investing activities
Payment for acquisition of property, plant and equipment	(1,415,444)	(1,222,875)

Net cash flows used in investing activities	(1,415,444)	(1,222,875)

Financing activities
(Repayment to)/advance from shareholder	(1,009,217)	1,923,374

Net cash flows (used in)/from financing activities	(1,009,217)	1,923,374

Net increase in cash and cash equivalents	224,265	6,374
Cash and cash equivalents at the beginning of the year	6,374	-

Cash and cash equivalents at the end of the year	230,639	6,374

Analysed by:
Cash and cash equivalents in the statement of financial position	230,639	6,374

The accompanying notes form an integral part of the financial statements.

LANDVISION TECHNOLOGY LIMITED

Notes to the financial statements

For the year ended 31 December 2025

1.	General information

LANDVISION TECHNOLOGY LIMITED (the “Company”) is a company with limited liability incorporated in Hong Kong. The Company’s registered office and principal place of business is located at Unit 2101-M2, 21/F, Gala Place, 56 Dundas Street, Mongkok, Kowloon, Hong Kong.

The principal activity of the Company is e-commerce business with AI-CRM function.

2.	Statement of compliance

These financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”).

3.	Basis of preparation

These financial statements include the statement of financial position, the statement of profit or loss and other comprehensive income, the statement of changes in equity, the statement of cash flows and related notes.

The measurement basis used in the preparation of the financial statements is the historical cost basis except for financial assets, which are stated at fair value.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS Accounting Standards that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 5 to the financial statements.

These financial statements are presented in United States Dollars (“US$”), which is the Company’s functional currency.

The financial statements are prepared in accordance with IFRS Accounting Standards under the historical cost convention.

The International Accounting Standards Board has issued a number of new and revised IFRS Accounting Standards. The application of those IFRS Accounting Standards effective for annual accounting periods beginning on 1 January 2025 has no significant impact on the Company’s results and financial position.

For the following IFRS Accounting Standards which are not yet effective, the Company is in the process of assessing their impact on the Company’s results and financial position. Based on preliminary assessment, no significant impact is anticipated for those IFRS Accounting Standards scheduled to be effective in 2026.

Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards – Volume 11[1]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[1]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature–dependent Electricity1
IFRS 18	Presentation and Disclosure in Financial Statements[2]
IFRS 19	Subsidiaries without Public Accountability: Disclosures2
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency2
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]

[1]	Effective for annual periods beginning on or after 1 January 2026
[2]	Effective for annual periods beginning on or after 1 January 2027
[3]	No mandatory effective date yet determined but available for adoption

These amendments are not expected to have a significant impact on the financial statements in the period of initial application and therefore no disclosures have been made.

4.	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for member and benefits of other stakeholders, and to provide an adequate return to the member.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amounts of dividends paid to the member, return capital to the member, issue new shares, or sell assets to reduce debt. No changes were made in the objectives, policies and processes during the year ended 31 December 2025.

5.	Critical accounting estimates and judgement

The preparation of the financial statements in conformity with IFRS Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The critical judgement in applying the Company’s accounting policies and the key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within these financial statements:

(i)	Impairment of assets

The Company assesses annually whether assets have any indication of impairment, in accordance with the accounting policy stated in notes 7(h) and 7(i). The recoverable amounts of assets have been determined based on value-in-use or present value of estimated future cash flows calculations. These calculations require the use of estimate. The recoverable amount of long-term investment with no market value is estimated by reference to many factors most of which are director’s judgement.

(ii)	Doubtful debts

The management estimates the provision for doubtful debt for its trade receivables by the credit history of its customers and the current market conditions. Management reassesses the provision annually in order to ascertain the adequacy of provision.

(iii)	Significant increase in credit risk

IFRS 9 does not define what constitutes a significant increase in credit risk. In assessing whether the credit risk of an asset has significantly increased the Company takes into account qualitative and quantitative reasonable and supportable forward-looking information.

6.	Financial instruments

Financial assets and financial liabilities are recognised on the statement of financial position when the Company becomes a party to the contractual provisions of the instruments. They are accounted for in accordance with the respective accounting policies stated in note 7(g). The Company has classified the carrying value of its financial assets in the following categories:

	2025	2024
	US$	US$
Financial assets at amortised cost
Trade receivables	92,409	78,267
Cash and cash equivalents	230,639	6,374

	323,048	84,641

The Company has classified the carrying value of its financial liabilities in the following categories:

At 31 December 2025

	2025	2024
	US$	US$
Financial liabilities at amortised cost
Trade payables	126,842	139,546
Amount due to shareholder	925,152	1,934,369

	1,051,994	2,073,915

The director considers that the carrying values of the financial assets and financial liabilities approximate to their fair values.

The Company exposed to various kinds of risks in its operation and financial instruments. The risk includes market risk (foreign currency risk, interest rate risk and other price risk), liquidity risk and credit risk. The Company’s risk management objectives and policies mainly focus on minimising the potential adverse effects of these risks on the Company by closely monitoring the individual exposure as follows:

(a)	Foreign currency risk management

The major source of currency risk comes from financial assets and liabilities denominated in foreign currencies. It is the objective of the Company to control the currency risk at an acceptable level. The Company has designated a Financial Controller to monitor the foreign currency exchange rates on an ongoing basis. The Financial Controller will report to the director regularly and advise suitable procedures to minimise foreseeable currency risk.

(b)	Interest rate risk management

The Company’s cash flow interest rate risk mainly arises from bank balances, which carry interests at variable rates.

In the opinions of the director of the Company, the interest income derived from bank balances are insignificant and the Company’s income and operating cash flows are substantially independent of changes in market interest rates. Accordingly, no sensitivity analysis is performed.

Summary quantitative data

	2025	2024
	US$	US$
Floating-rate financial assets
Cash at banks	230,639	6,374

Net interest-bearing assets	230,639	6,374

(c)	Credit risk management

The Company is exposed to credit risk on financial assets, mainly attributable to trade receivables. It sets credit limited on each individual customer and prior approval is required for any transaction exceeding the limit. The customer with sound payment history would accumulated a higher credit limit. In Addition, the overseas customers would normally be required to transact with the Company by letter of credit in order to minimise the Company’s credit risk exposure.

Summary quantitative data

	2025	2024
	US$	US$

Bank balances	230,639	6,374
Trade receivables	92,409	78,267

	323,048	84,641

While cash and cash equivalents are also subject to impairment assessment required by IFRS 9, the Company makes periodic assessments on their recoverability based on historical settlement records and past experience, and considered relevant expected credit losses are immaterial.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Company has significant exposure to individual customers. Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates.

The Company measures loss allowances for trade receivables at an amount equal to lifetime expected credit losses, which is calculated using a provision matrix. As the Company’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Company’s different customer bases.

At 31 December 2025, the Company has no concentration of risk and maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Based on the Company’s assessment, the calculated lifetime expected credit loss on trade receivables as of 31 December 2025 and 2024 is insignificant. Consequently, no loss allowance has been recognised in the financial statements, as any such amount is immaterial to the financial position and performance of the Company.

(d)	Liquidity risk management

Ultimate responsibilities for liquidity risk management rest with the sole director, which has built an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves and borrowing facilities by continuously monitoring forecast and actual cash flows.

As at 31 December 2025, the financial liabilities of US$1,051,994 (2024: US$2,073,915) such as trade payables at the end of the reporting period, mature as follows: -

	2025	2024
	US$	US$

Total liabilities	2,422,428	2,615,293
Non-financial liabilities	(1,370,434)	(541,378)

Total financial liabilities	1,051,994	2,073,915

Mature within 6 months	1,051,994	2,073,915

7.	Material accounting policies information

(a)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment loss, if any.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, on a straight-line basis over their estimated useful lives as follow:

Warehouses	20–30 years
Servers and computers	5 years
Miscellaneous assets	5 years

The residual value and the useful life of an asset are reviewed at least at each financial year-end.

The Company assesses at the end of each reporting period whether there is any indication that any items of property, plant and equipment may be impaired and that an impairment loss recognised in the prior periods for an item may have decreased. If any such indication exists, the Company estimates the recoverable amount of that item. An impairment loss, being the amount by which the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount, or a reversal of impairment loss is recognised immediately in profit or loss.

Gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognised and is determined as the difference between net disposal proceeds, if any, and the carrying amount of the item.

(b)	Trade receivables

The Company makes use of a simplified approach in accounting for trade receivables as well as contract assets and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Company assesses impairment of trade receivables on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due. Refer to note 7(i) to the financial statements for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

Where consistent with the provisioning horizon, the possible impact of climate risks on the determination of expected credit losses has been integrated.

(c)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and cash at banks.

(d)	Inventories

Inventories are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and applicable selling expenses. Cost is determined using the weighted average basis, and in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. It excludes borrowing costs.

(e)	Income tax

Tax expense recognised in profit or loss comprises the sum of deferred tax and current tax not recognised in equity. The calculation of current and deferred tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred income taxes are calculated using the liability method. The carrying amount of deferred tax are reviewed at the end of each reporting period on the basis of its most likely amount and adjusted if needed. Assessing the most likely amount of current and deferred tax in case of uncertainties (e.g. as a result of the need to interpreting the requirements of the applicable tax law), requires the Company to apply judgments in considering whether it is probable that the taxation authority will accept the tax treatment retained.

Deferred tax assets are recognised to the extent it is probable that the underlying tax loss or deductible temporary difference will be utilised against future taxable income. This is assessed based on the Company’s forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit.

Deferred tax liabilities are generally recognised in full, although IAS 12 specifies limited exemptions. As a result of these exemptions the Company does not recognise deferred tax on temporary differences relating to goodwill, or to its investments in subsidiaries (only to the extent that the Company control the timing of the reversal of the taxable temporary difference and that reversal is not likely to occur in the foreseeable future). The Company does not offset deferred tax assets and liabilities unless it has a legally enforceable right to do so and intends to settle on a net basis.

(f)	Foreign currencies

Functional and presentation currency

The financial statements are presented in United States Dollars.

Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the Company, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at period-end exchange rates are recognised in profit or loss.

Non-monetary items are not retranslated at the period-end. They are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.

(g)	Financial instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and initial measurement of financial assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

Financial assets, other than those designated and effective as hedging instruments, are classified into one of the following categories:

-	amortised cost;
-	fair value through profit or loss (FVTPL); or
-	fair value through other comprehensive income (FVOCI).

In the periods presented the Company does not have any financial assets categorised as FVTPL and FVOCI.

The classification is determined by both:

-	the entity’s business model for managing the financial asset; and
-	the contractual cash flow characteristics of the financial asset.

All revenue and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVTPL):

-	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and
-	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial.

Financial assets at fair value through profit or loss (FVTPL)

Financial assets held within a different business model other than “hold to collect” or “hold to collect and sell” are categorised at FVTPL. Further, irrespective of the business model used, financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVTPL. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply.

The category also contains an equity investment. The Company accounts for the investment at FVTPL and did not make the irrevocable election to account for the investment in listed equity securities at FVOCI. The fair value was determined in line with the requirements of IFRS 13 “Fair Value Measurement”.

Assets in this category are measured at fair value with gains or losses recognised in profit or loss. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists.

Financial assets at fair value through other comprehensive income (FVOCI)

The Company accounts for financial assets at FVOCI if the assets meet the following conditions:

-	they are held under a business model whose objective it is “hold to collect” the associated cash flows and sell, and
-	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Any gains or losses recognised in OCI will be recycled upon derecognition of the asset.

Financial liabilities

The Company classifies its financial liabilities, depending on the purpose for which the liabilities were incurred. Financial liabilities at FVTPL are initially measured at fair value and financial liabilities at amortised costs are initially measured at fair value, net of directly attributable costs incurred.

Financial liabilities at amortised cost

Financial liabilities at amortised cost are subsequently measured at amortised cost, using the effective interest method. The related interest expense is recognised in profit or loss.

Gains or losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

(h)	Impairment of non-current assets

At the end of each reporting period, the Company reviews the carrying amounts of the non-financial assets including property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss or an impairment loss previously recognised no longer exists or may have decreased.

If the recoverable amount (i.e. the greater of the fair value less costs of disposal and value in use) of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another IFRS Accounting Standards, in which case the impairment loss is treated as a revaluation decrease under that IFRS Accounting Standards. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior year. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at a revalued amount under another IFRS, in which case the reversal of the impairment loss is treated as a revaluation increase under that IFRS.

Value in use is based on the estimated future cash flows expected to be derived from the asset or cash generating unit, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit.

(i)	Impairment loss on financial assets

IFRS 9’s impairment requirements use forward-looking information to recognise expected credit losses - the “expected credit loss (ECL) model”. Instruments within the scope of the requirements included loans and other debt-type financial assets measured at amortised cost and FVOCI, trade receivables, contract assets recognised and measured under IFRS 15 and loan commitments and some financial guarantee contracts (for the issuer) that are not measured at fair value through profit or loss.

The Company considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

-	financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (“Stage 1”); and
-	financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (“Stage 2”).

“Stage 3” would cover financial assets that have objective evidence of impairment at the reporting date.

“12-month expected credit losses” are recognised for the first category (i.e. Stage 1) while “lifetime expected credit losses” are recognised for the second category (i.e. Stage 2).

Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

(j)	Trade and other payables

Trade and other payables are initially measured at fair value and, after initial recognition, at amortised cost, except for payables with no stated interest rate and effect of discounting being immaterial, that are measured at their original invoice amount.

(k)	Provisions, contingent assets and contingent liabilities

Provisions for product warranties, legal disputes, onerous contracts or other claims are recognised when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Company and amounts can be estimated reliably. The timing or amount of the outflow may still be uncertain.

Restructuring provisions are recognised only if a detailed formal plan for the restructuring exists and management has either communicated the plan’s main features to those affected or started implementation. Provisions are not recognised for future operating losses.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

Any reimbursement that the Company is virtually certain to collect from a third party with respect to the obligation is recognised as a separate asset. However, this asset may not exceed the amount of the related provision.

No liability is recognised if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

(l)	Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Company and when the revenue can be measured reliably, on the following bases:

(i)	Sales of goods is recognised when the Company transfers control of the assets to the customer. Control transfers at the point in time when the goods are delivered to the customers; and
(ii)	Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(m)	Related parties

For the purpose of these financial statements, related party includes a person and entity as defined below:

(a)	A person or a close member of that person’s family is related to the Company if that person:

(i)	has control or joint control of the Company;
(ii)	has significant influence over the Company;
(iii)	is a member of the key management personnel of the Company or the Company’s parent;

(b)	An entity is related to the Company if any of the following conditions applies:

(i)	the entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	one entity is an associate or joint venture of the other entity
(iii)	both entities are joint ventures of the same third party.
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.
(v)	the entity is a post-employment benefit plan for the benefits of employees of either the Company or an entity related to the Company.
(vi)	the entity is controlled or jointly controlled by a person identified in (a).
(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).
(viii)	the entity of which it is a part, provides key management personnel services to the Company.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(n)	Employee benefits

(i)	Short term employee benefits

Short-term employee benefits, including holiday entitlement, are current liabilities included in pension and other employee obligations, measured at the undiscounted amount the Company expects to pay as a result of the unused entitlement.

(ii)	Defined contribution plans

The Company pays fixed contributions into independent entities in relation to several retirement plans and insurances for individual employees. The Company has no legal or constructive obligations to pay contributions in addition to its fixed contributions, which are recognised as an expense in the period that related employee services are received.

Under the Company’s defined benefit plans, the amount of pension benefit that an employee will receive on retirement is defined by reference to the employee’s length of service and final salary. The legal obligation for any benefits remains with the Company, even if plan assets for funding the defined benefit plan have been set aside. Plan assets may include assets specifically designated to a long-term benefit fund as well as qualifying insurance policies.

The liability recognised in the statement of financial position for defined benefit plans is the present value of the defined benefit obligation (DBO) at the reporting date less the fair value of plan assets.

Management estimates the DBO annually with the assistance of independent actuaries. This is based on standard rates of inflation, salary growth rate and mortality. Discount factors are determined close to the end of each annual reporting period by reference to high quality corporate bonds that are denominated in the current year, which the benefits will be paid and have terms to maturity approximating the terms of the related pension liability.

Service cost on the Company’s defined benefit plan is included in employee benefits expense. Employee contributions, all of which are independent of the number of years of service, are treated as a reduction of service cost. Net interest expense on the net defined benefit liability is included in finance costs. Gains and losses resulting from remeasurements of the net defined benefit liability are included in other comprehensive income and are not reclassified to profit or loss in subsequent periods.

(o)	Leases

The Company assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception of the contract. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Company as a lessee

Allocation of consideration to components of a contract

For a contract that contains a lease component and one or more additional lease or non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis or another systematic basis over the lease term.

8.	Revenue

	2025	2024
	US$	US$
Revenue from contracts with customers
Sales of goods	195,118,742	1,241,146

9.	Profit/(loss) before tax

The Company’s profit/(loss) before tax is arrived at after charging of:

	2025	2024
	US$	US$

Depreciation of property, plant and equipment	244,538	94,364
Lease charges: – Short term leases	30,769	30,769
Employee benefit expenses (including director’s emoluments (Note 18))	762,503	426,578

10.	Income tax expense

	2025	2024
	US$	US$
Current tax:
Hong Kong Profits Tax	41,773	-

The provision for Hong Kong Profits Tax for 2025 is calculated at 16.5% (2024: 16.5%) of the estimated assessable profits for the year, except that the Company is a qualifying corporation under the two-tiered profits tax regime. The first HKD 2 million of assessable profits are taxed at 8.25%, and the remaining assessable profits are taxed at 16.5%. A reconciliation between the income tax and profit before tax at applicable profits tax rate is as follows

	2025	2024
	US$	US$

Profit/(loss) before tax	1,317,776	(548,174)

Tax calculated at 16.5%	217,433	(90,448)
Tax effect of tax losses not recognised	-	90,448
Effect of the two-tiered profits tax regime	(21,154)
Utilisation of tax losses previously not recognised	(154,506)	-

Tax charge for the year	41,773	-

At the end of reporting period, there was no material temporary difference for which a deferred tax should be provided. At the end of the reporting period, the Group has unused tax losses of approximately US$Nil (2024: US$936,398) available for offset against future profits. No deferred tax asset has been recognised due to the unpredictability of future profit streams.

11.	Property, plant and equipment

	Warehouses	Servers and computers	Miscellaneous	Total
	US$	US$	US$	US$
Cost
At 1 January 2024	-	-	-	-
Additions	365,879	613,885	243,111	1,222,875

At 31 December 2024 and 1 January 2025	365,879	613,885	243,111	1,222,875
Additions	-	1,233,888	181,556	1,415,444

At 31 December 2025	365,879	1,847,773	424,667	2,638,319

Accumulated depreciation:
At 1 January 2024	-	-	-	-
Additions	10,984	72,080	11,300	94,364

At 31 December 2024 and 1 January 2025	10,984	72,080	11,300	94,364
Charge for the year	14,645	172,192	57,701	244,538

At 31 December 2025	25,629	244,272	69,001	338,902

Net carrying amounts

At 31 December 2025	340,250	1,603,501	355,666	2,299,417

At 31 December 2024	354,895	541,805	231,811	1,128,511

12.	Inventories

	2025	2024
	US$	US$

Finished goods	51,243	348,562

13.	Trade receivables

	2025	2024
	US$	US$

Trade receivables	92,409	78,267

Based on the Company’s assessment, the calculated lifetime expected credit loss on trade receivables as of 31 December 2025 and 2024 is insignificant. Consequently, no loss allowance has been recognised in the financial statements, as any such amount is immaterial to the financial position and performance of the Company.

14.	Cash and cash equivalents

	2025	2024
	US$	US$

Cash at banks and in hand	230,639	6,374

15.	Trade payables

	2025	2024
	US$	US$

Trade payables	126,842	139,546

16.	Amount due to shareholder

The amount is unsecured, interest-free and repayable on demand.

17.	Share capital

	2025	2024
	US$	US$
Ordinary shares issued and fully paid:
10,000 ordinary shares for HK$1 each	1,282	1,282

Note:	The holder of ordinary shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

18.	Benefits and interests of the director

Emoluments, retirement benefits and termination benefits of director

Director’s remuneration for the year, disclosed pursuant to section 383(1) of the Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, are as follows:

	2025	2024
	US$	US$

Fee	240,000	240,000
Other emoluments
- Salaries	-	-
- Mandatory provident fund contribution	-	-

	240,000	240,000

19.	Reconciliation of liabilities arising from financing activities

The table below details changes in the Company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Company’s statement of cash flows as cash flows from financing activities.

	Amount due to shareholder	Total
	US$	US$

At the date of incorporation	-	-
Financing cash flows	10,995	10,995

At 31 December 2023 and 1 January 2024	10,995	10,995
Financing cash flows	1,923,374	1,923,374

At 31 December 2024 and 1 January 2025	1,934,369	1,934,369
Financing cash flows	(1,009,217)	(1,009,217)

31 December 2025	925,152	925,152

20.	Related party transactions

(a)	Except as disclosed elsewhere in these financial statements, the Company did not have any other material related parties transactions during the year.

(b)	Compensation of key management personnel of the Company

Compensation of key management personnel of the Company represents director’s remuneration, which are disclosed in note 18 to the financial statements.

21.	Approval of the financial statements

The financial statements were approved by the sole director of the Company on 11 June 2026.